

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group


10015346

23 February 2010

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We refer to the subject matter and wish to advise that announcements released by the Company are available at our website at http://www.lion.com.my/lionind or that of Bursa Malaysia Securities Berhad at http://www.bursamalaysia.com.

As such, we will not be sending future announcements by the Company by mail.

Please contact the undersigned if you have any queries.

Thank you.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department

Level 14, Office Tower, No. 1 Jalan Nagasari (Off Jalan Raja Chulan), 50200 Kuala Lumpur
Tel: 03-21420155 Fax: 03-21413448
~~Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.~~
~~Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448~~